CNX Resources Corporation
1000 CONSOL Energy Drive
Suite 400
Canonsburg, PA 15317-6506

April 1, 2021

Brian McAllister
Division of Corporation Finance
Office of Energy and Transportation
United States Securities and Exchange Commission
100 F Street, N.W., Mail Stop 7010
Washington, D.C. 20549

Re: CNX Resources Corporation
Form 10-K for the Year Ended December 31, 2020
Filed February 9, 2021
File No. 001-14901

Dear Mr. McAllister:

Below sets forth the responses of CNX Resources Corp (the "Company" or "we" or "our") to the specific comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated March 29, 2021. The Company's responses set forth below correspond to the comments as numbered in the Staff's letter. For the convenience of the Staff, we have reproduced the Staff’s comments in bold type and have followed each comment with the Company’s response.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations: Year Ended December 31, 2020 Compared with the Year Ended
December 31, 2019
Selected Operating Revenue and Other Cost Data, page 45

1. We note your disclosure of total revenue, average costs and average margin in presenting information about your production operations in the table under this heading. Please tell us how you considered these measures as non-GAAP measures under Item 10(e) of Regulation S-K. To the extent you identify these as non-GAAP measures, please provide the appropriate disclosures that comply with this guidance.

Response: We acknowledge the Staff’s comment and concur that total revenue, average costs and average margin as presented in the information about our production operations in the table titled Selected Operating Revenue and Other Cost Data each represent non-GAAP measures. We propose to revise the disclosures in future filings as discussed herein and illustrated in Attachment 1-A. In future filings that include these non-GAAP financial measures, we will clearly identify them as such and include the appropriate disclosures to comply with Item 10(e). As contemplated by Item 10(e), our disclosures in future filings will include, among others, a reconciliation of the differences between the non-GAAP financial measures with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP, a statement disclosing the reasons why the Company’s management believes that presentation of the non-GAAP financial measures provides useful information regarding the Company’s results of operations, and presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

For the non-GAAP financial measures identified as total revenue, average costs and average margin, as discussed further in our response to the Staff’s Comment 2, we also plan to the re-title these terms to comply with the requirement for the title of a non-GAAP financial measure to not be the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

Please see Attachment 1-A for an illustrative presentation to be used by the Company in future filings. The illustrative presentation reflects the application of the foregoing proposed revisions to the Selected Operating Revenue and Other Cost Data table set forth on page 45 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and also reflects the revised labelling of these measures, as discussed further in our response to the Staff’s Comment 2 below. For clarity, we also will revise the heading of the table to avoid any titles or descriptions that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

2. We note your presentation of "total revenue" excludes various amounts accounted for as revenue under GAAP. Please tell us how your labelling of this measure as "total revenues" complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which precludes using labels for non-GAAP metrics "...that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures" or revise your disclosure accordingly.

Response: We acknowledge the Staff’s comment and respectfully submit that we propose to revise future filings to re-title each of the terms total revenue, average costs and average margin to “Sales of Natural Gas, NGL and Oil, including cash settlements,” “Natural Gas, NGL and Oil Production Costs,” and “Natural Gas, NGL and Oil Production Margin,” respectively. We believe this will comply with the requirement for the title of the non-GAAP financial measure to not be the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

We believe these satisfy the Staff’s requests. We would welcome the opportunity to discuss the matters further with the Staff upon your receipt and review of this information.

Additionally, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-3030

Very truly yours,

/s/ Donald W. Rush
Donald W. Rush
Executive Vice President and Chief Financial Officer

Attachment 1-A

Non-GAAP Financial Measures

CNX's management uses certain non-GAAP financial measures for planning, forecasting and evaluating business and financial performance, and believes that they are useful for investors in analyzing the company. Although these are not measures of performance calculated in accordance with generally accepted accounting principles (GAAP), management believes that these financial measures are useful to an investor in evaluating CNX because these metrics are widely used to evaluate a natural gas company’s operating performance. Sales of Natural Gas, NGL and Oil, including cash settlements excludes the impacts of changes in the fair value of commodity derivative instruments prior to settlement, which are often volatile, and only includes the impact of settled commodity derivative instruments. Sales of Natural Gas, NGL and Oil, including cash settlements also excludes purchased gas revenue and other revenue and operating income, which are not directly related to CNX’s natural gas producing activities. Natural Gas, NGL and Oil Production Costs excludes certain expenses that are not directly related to CNX’s natural gas producing activities and are managed outside our production operations (See Note 21 - Segment Information of the Notes to the Audited Consolidated Financial Statements in Item 8 of this Form 10-K for additional information). These expenses include, but are not limited to, interest expense, impairment of exploration and production properties, impairment of goodwill and other corporate expenses such as selling, general and administrative costs. We believe that Sales of Natural Gas, NGL and Oil, including cash settlements, Natural Gas, NGL and Oil Production Costs and Natural Gas, NGL and Oil Production Margin (which is derived by subtracting Natural Gas, NGL and Oil Production Costs from Sales of Natural Gas, NGL and Oil, including cash settlements) provide useful information to investors for evaluating period-to-period comparisons of earnings trends. These metrics should not be viewed as a substitute for measures of performance that are calculated in accordance with GAAP. In addition, because all companies do not calculate these measures identically, these measures may not be comparable to similarly titled measures of other companies.

Non-GAAP Financial Measures Reconciliation

	For the Years Ended December 31,
	2020	2019
	in Millions	in Millions
Total Revenue and Other Operating income	$1,258	$1,922
Add (Deduct):
Purchased Gas Revenue	(106)	(94)
Gain or Loss on Commodity Derivative Instruments and Monetization	204	(306)
Other Operating Income	(82)	(88)
Sales of Natural Gas, NGL and Oil, including Cash Settlements, a Non-GAAP Financial Measure	$1,274	$1,434

Total Operating Expense	$1,698	$1,736
Add (deduct):
Depreciation, Depletion and Amortization (DD&A) - Corporate	(11)	(3)
Exploration and Production Related Other Costs	(15)	(44)
Purchased Gas Costs	(101)	(91)
Impairment of Exploration and Production Properties	(62)	(327)
Impairment of Goodwill	(473)	—
Impairment of Unproved Properties and Expirations	—	(119)
Selling, General and Administrative Costs	(109)	(144)
Other Operating Expense	(85)	(79)
Natural Gas, NGL and Oil Production Costs, a Non-GAAP Financial Measure[1]	$842	$929
**Excluding hedge monetizations.
1 Natural Gas, NGL and Oil production costs consists primarily of lease operating expense, production ad valorem and other fees, transportation, gathering and compression and production related depreciation, depletion and amortization.

Selected Natural Gas, NGL and Oil Production Financial Data

The following table presents a summary of our total sales volumes, Sales of natural gas, NGL and oil including cash settlements, natural gas, NGL and oil production costs and natural gas, NGL and oil production margin related to our production operations on a total company basis (See Non-GAAP Financial Measures Reconciliation for the reconciliation to the most directly comparable financial measures calculated and presented in accordance with GAAP):

	For the Years Ended December 31,
	2020		2019		Variance
	in Millions	Per Mcfe	in Millions	Per Mcfe	in Millions	Per Mcfe
Total Sales Volumes (Bcfe)*		511.1		539.1		(28.0)

Natural Gas, NGL and Oil Revenue	$897	$1.71	$1,364	$2.52	$(467)	$(0.81)
Gain on Commodity Derivative Instruments - Cash Settlement - Gas**	377	0.78	70	0.14	307	0.64
Sales of Natural Gas, NGL and Oil, including Cash Settlements	1,274	2.49	1,434	2.66	(160)	(0.17)
Lease Operating Expense	40	0.08	65	0.12	(25)	(0.04)
Production, Ad Valorem, and Other Fees	24	0.04	27	0.05	(3)	(0.01)
Transportation, Gathering and Compression	286	0.56	331	0.61	(45)	(0.05)
Depreciation, Depletion and Amortization (DD&A)	492	0.96	506	0.94	(14)	0.02
Natural Gas, NGL and Oil Production Costs	842	1.64	929	1.72	(87)	(0.08)
Natural Gas, NGL and Oil Production Margin	$432	$0.85	$505	$0.94	$(73)	$(0.09)
*NGLs and Oil/Condensate are converted to Mcfe at the rate of one barrel equals six Mcf based upon the approximate relative energy content of oil and natural gas, which is not indicative of the relationship of NGL, condensate, and natural gas prices.
**Excluding hedge monetizations.